Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the

Fourth Quarter and Year Ended December 31, 2014

•	Net Income: $13.5 million in Q4; $74.9 million for the year

•	EBITDA: $39.3 million in Q4; $200.0 million for the year

•	Operating Surplus: $26.4 million in Q4; $150.2 million for the year

•	Acquisition of one 2011 South Korean-built Container vessel of 13,100 TEU

•	Chartered out for 12 years at $60,275, net per day

•	Dividend of $0.4425 per common unit

•	Commitment for a minimum annual distribution of $1.77 per common unit for two year period to December 2016.

MONACO, February 2, 2015 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of drybulk and container vessels, today reported its financial results for the fourth quarter and year ended December 31, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “I am pleased with our results for the quarter, as we recorded EBITDA of $39.3 million and net income of $13.5 million. We also announced a quarterly distribution of $0.44 and a quarter cent, representing an annual distribution of $1.77 per unit. This annual distribution provides a current yield of about 15% - about 2.5 times the Alerian MLP index yield. We take the opportunity not only to reaffirm Navios Partners’ existing distribution through the end of 2015, but we extend this commitment through the end of 2016.”

Ms. Frangou continued, “We have repositioned Navios Partners as a container focused MLP since entering the container market in December 2013. Since then, we have acquired eight container vessels generating about $1.0 billion in revenue, representing 68% of our expected contracted revenue and 44% of our expected 2015 EBITDA. Today, our container fleet represents about 41% of Navios Partners’ total tangible assets. The average charter length of our containers is about 8 years while the average charter duration of our entire fleet is about 3.4 years.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2014 of $0.4425 per unit. The cash distribution is payable on February 13, 2015 to unitholders of record as of February 11, 2015.

Vessel Acquisition

In December 2014, Navios Partners agreed to acquire from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for a purchase price of $147.8 million estimated to be delivered in the first quarter of 2015. The MSC Cristina has been chartered-out to a high quality counterparty for 12 years at a rate of $60,275 net per day (with Navios Partners’ option to terminate after year seven). Navios Partners is expected to finance the acquisition with cash on its balance sheet and bank debt on terms consistent with its credit facilities.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.4 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 80.1% of its available days for 2015, 47.7% for 2016 and 45.2% for 2017, expecting to generate revenues of approximately $220.2 million, $171.5 million and $166.8 million, respectively. The average expected daily charter-out rate for the fleet is $23,858, $31,702 and $32,633 for 2015, 2016 and 2017, respectively.

Following the termination of the credit default insurance through its third party insurer, Navios Partners continues to have insurance on certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Maritime Holdings Inc., up to a maximum cash payment of $20.0 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three months and years ended December 31, 2014 and 2013. The quarterly 2014 and 2013 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period Ended December 31, 2014 (unaudited)	Three Month Period Ended December 31, 2013 (unaudited)	Year Ended December 31, 2014 (unaudited)		Year Ended December 31, 2013 (unaudited)
Revenue	$59,390	$52,146	$227,356		$198,159
Net income	$13,465	$10,126	$74,853	(1)(2)	$59,006	(3)(4)
EBITDA	$39,279	$35,629	$199,954	(1)	$153,371	(3)
Earnings per Common unit (basic and diluted)	$0.16	$0.13	$0.93	(1)(2)	$0.84	(3)(4)
Operating Surplus	$26,436	$26,093	$150,206		$125,503
Maintenance and Replacement Capital expenditure reserve	$6,253	$4,143	$24,047		$14,593

(1)	Positively affected by the accounting effect of the $47.6 million insurance settlement.
(2)	Negatively affected by the $22.0 million non-cash write-off of intangible asset, relating to the Navios Pollux.
(3)	Positively affected by the $13.3 million hire payment received in advance in relation to the Navios Melodia.
(4)	Negatively affected by the non-cash write-off of $3.2 million for the year ended December 31, 2013, relating to a favorable contract. Also includes the write-off of deferred finance fees of $2.4 million for the year ended December 31, 2013.

Three month periods ended December 31, 2014 and 2013

Time charter and voyage revenues for the three month period ended December 31, 2014 increased by $7.2 million or 13.9% to $59.4 million, as compared to $52.1 million for the same period in 2013. The increase was mainly attributable to the delivery of: (i) the Navios Joy, the Navios Harmony and the five container vessels in the second half of 2013; and (ii) the Navios La Paix, the Navios Sun, the YM Utmost and the YM Unity in 2014. As a result of the vessel acquisitions, available days of the fleet increased to 2,855 days for the three month period ended December 31, 2014, as compared to 2,216 days for the three month period ended December 31, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in time charter equivalent (“TCE”) to $20,388 per day for the three month period ended December 31, 2014, from $22,682 per day for the three month period ended December 31, 2013.

EBITDA increased by $3.7 million to $39.3 million for the three month period ended December 31, 2014, as compared to $35.6 million for the same period in 2013. The increase in EBITDA was due to a $7.2 million increase in revenue and a $0.7 million decrease in time charter and voyage expenses. The above increase was partially mitigated by a $3.2 million increase in management fees and a $0.2 million increase in general and administrative expenses due to the increased fleet and a $0.8 million increase in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2014 and 2013 was $6.3 million and $4.1 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended December 31, 2014 of $26.4 million, as compared to $26.1 million for the three month period ended December 31, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended December 31, 2014 amounted to $13.5 million compared to $10.1 million for the three months ended December 31, 2013. The increase in net income by $3.3 million was due to a $3.7 million increase in EBITDA and a $1.4 million decrease in depreciation and amortization expense partially offset by a $1.3 million increase in interest expense and finance cost, net and a $0.4 million increase in direct vessel expenses.

Year ended December 31, 2014 and 2013

Time charter and voyage revenues for the year ended December 31, 2014 increased by $29.2 million or 14.7% to $227.4 million, as compared to $198.2 million for the same period in 2013. The increase was mainly attributable to the delivery of: (i) the Navios Joy, the Navios Harmony and the five container vessels in the second half of 2013; and (ii) the Navios La Paix, the Navios Sun, the YM Utmost and the YM Unity in 2014. As a result of the vessel acquisitions, available days of the fleet increased to 10,927 days for the year ended December 31, 2014, as compared to 7,952 days for the year ended December 31, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in TCE to $20,306 per day for the year ended December 31, 2014, from $24,284 per day for the year ended December 31, 2013.

EBITDA increased by $46.6 million to $200.0 million for the year ended December 31, 2014, as compared to $153.4 million for the same period in 2013. The increase in EBITDA was due to a $29.2 million increase in revenue and a $34.2 million increase in other income. The above increase was partially mitigated by a $14.2 million increase in management fees and a $1.5 million increase in general and administrative expenses due to the increased fleet, a $0.5 million increase in time charter and voyage expenses and a $0.7 million increase in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2014 and 2013 was $24.1 million and $14.6 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the year ended December 31, 2014 of $150.2 million, as compared to $125.5 million for the year ended December 31, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2014 amounted to $74.9 million compared to $59.0 million for the year ended December 31, 2013. The increase in net income by $15.8 million was due to a $46.6 million increase in EBITDA and a $0.2 million increase in interest income, partially offset by an $11.9 million increase in interest expense and finance cost, net, an $18.3 million increase in depreciation and amortization expense and a $0.8 million increase in direct vessel expenses.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and twelve month periods ended December 31, 2014 and 2013.

	Three Month Period Ended December 31, 2014 (unaudited)	Three Month Period Ended December 31, 2013 (unaudited)	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Available Days (1)	2,855	2,216	10,927	7,952
Operating Days (2)	2,848	2,195	10,909	7,923
Fleet Utilization (3)	99.7%	99.0%	99.8%	99.6%
Time Charter Equivalent (per day) (4)	$20,388	$22,682	$20,306	$24,284
Vessels operating at period end	32	28	32	28

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Monday, February 2, 2015 to discuss the results for the fourth quarter and year ended December 31, 2014.

Call Date/Time: Monday, February 2, 2015 at 8:30 am ET

Call Title: Navios Partners Q4 2014 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 6948 3092

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6948 3092

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners.

Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	$99,495	$35,346
Restricted cash	954	1,177
Accounts receivable, net	13,278	16,298
Prepaid expenses and other current assets	1,470	1,663

Total current assets	115,197	54,484

Vessels, net	1,139,426	1,026,153
Deposits for vessels acquisitions	10	7,271
Deferred financing costs, net	7,305	8,463
Deferred dry dock and special survey costs, net and other long term assets	8,750	94
Investment in affiliates	521	500
Loans receivable from affiliates	750	280
Intangible assets	74,055	119,405
Restricted cash	—	33,429

Total non-current assets	1,230,817	1,195,595

Total assets	$1,346,014	$1,250,079

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$3,824	$3,171
Accrued expenses	3,623	3,876
Deferred voyage revenue	4,310	2,997
Current portion of long-term debt	18,638	5,358
Amounts due to related parties	1,880	204

Total current liabilities	32,275	15,606

Long-term debt, net of current portion and discount	564,641	527,966

Total non-current liabilities	564,641	527,966

Total liabilities	596,916	543,572

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (77,359,163 and 71,034,163 units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	744,075	702,478
General Partner (1,578,763 and 1,449,681 units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	5,023	4,029

Total partners’ capital	749,098	706,507

Total liabilities and partners’ capital	$1,346,014	$1,250,079

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period Ended December 31, 2014 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2013 ($ ‘000) (unaudited)	Year Ended December 31, 2014 ($ ‘000) (unaudited)	Year Ended December 31, 2013 ($ ‘000) (unaudited)
Time charter and voyage revenues	$59,390	$52,146	$227,356	$198,159
Time charter and voyage expenses	(3,700)	(4,386)	(15,390)	(14,943)
Direct vessel expenses	(388)	—	(761)	—
Management fees	(13,504)	(10,308)	(50,359)	(36,173)
General and administrative expenses	(2,088)	(1,853)	(7,839)	(6,305)
Depreciation and amortization	(17,868)	(19,273)	(95,822)	(77,505)
Interest expense and finance cost, net	(7,601)	(6,258)	(28,761)	(16,910)
Interest income	43	28	243	50
Other income	—	284	47,935	13,730
Other expense	(819)	(254)	(1,749)	(1,097)

Net income	$13,465	$10,126	$74,853	$59,006

Earnings per unit:

	Three Month Period Ended December 31, 2014 (unaudited)	Three Month Period Ended December 31, 2013 (unaudited)	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Net income	$13,465	$10,126	$74,853	$59,006
Earnings per unit:
Common unit (basic and diluted)	$0.16	$0.13	$0.93	$0.84

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
OPERATING ACTIVITIES
Net income	$74,853	$59,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,822	77,505
Amortization and write-off of deferred financing cost and discount	3,091	4,035
Amortization of deferred dry dock and special survey costs	761	—
Changes in operating assets and liabilities:
Net decrease/(increase) in restricted cash	223	(2)
Decrease/(increase) in accounts receivable	3,020	(8,520)
Decrease/(increase) in prepaid expenses and other current assets	193	(1,069)
(Increase)/decrease in other long term assets and investment in affiliates	(9)	188
Increase in accounts payable	653	1,081
(Decrease)/increase in accrued expenses	(253)	277
Increase/(decrease) in deferred voyage revenue	1,313	(6,115)
Increase/(decrease) in amounts due to related parties	1,423	(21,544)
Payments for dry dock and special survey costs	(9,429)	—

Net cash provided by operating activities	171,661	104,842

INVESTING ACTIVITIES:
Acquisition of vessels	(156,221)	(341,193)
Deposits for acquisition of vessels	(10)	(7,271)
Investment in affiliates	—	(500)
Loans receivable from affiliates	(470)	(280)
Increase in restricted cash	—	(98,179)
Release of restricted cash for vessel acquisitions	33,429	64,750

Net cash used in investing activities	(123,272)	(382,673)

FINANCING ACTIVITIES:
Cash distributions paid	(138,994)	(122,382)
Net proceeds from issuance of general partner units	2,233	3,167
Proceeds from issuance of common units, net of offering costs	104,499	148,022
Proceeds from long term debt	56,000	434,500
Net decrease in restricted cash	—	28,354
Repayment of long-term debt and payment of principal	(7,060)	(201,412)
Debt issuance costs	(918)	(9,204)

Net cash provided by financing activities	15,760	281,045

Increase in cash and cash equivalents	64,149	3,214
Cash and cash equivalents, beginning of period	35,346	32,132

Cash and cash equivalents, end of period	$99,495	$35,346

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)
Navios Apollon	Ultra-Handymax	2000	52,073
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389

Chartered-in Vessels	Type	Built	Capacity (DWT)
Navios Prosperity (1)	Panamax	2007	82,535
Navios Aldebaran (1)	Panamax	2008	76,500

Container Vessels	Type	Built	Capacity TEU
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800
YM Utmost	Container	2006	8,204
YM Unity	Container	2006	8,204

Container Vessel to be Delivered	Type	Built	Capacity TEU
MSC Cristina	Container	2011	13,100

(1)	To be taken over by Navios Maritime Holdings Inc.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended December 31, 2014 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2013 ($ ‘000) (unaudited)	Year Ended December 31, 2014 ($ ‘000) (unaudited)	Year Ended December 31, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$23,107	$12,936	$171,661	$104,842
Net decrease in operating assets	8,903	2,078	6,002	9,403
Net increase/(decrease) in operating liabilities	532	15,071	(3,136)	26,301
Net interest cost	7,558	6,230	28,518	16,860
Amortization and write-off of deferred financing costs	(821)	(686)	(3,091)	(4,035)

EBITDA(1)	$39,279	$35,629	$199,954	$153,371
Cash interest income	29	24	169	49
Cash interest paid	(6,619)	(5,417)	(25,870)	(13,324)
Maintenance and replacement capital expenditures	(6,253)	(4,143)	(24,047)	(14,593)

Operating Surplus	$26,436	$26,093	$150,206	$125,503
Cash distribution paid relating to the first three quarters of the year	—	—	(106,422)	(92,445)
Cash reserves	9,038	6,480	(8,310)	(485)

Available cash for distribution	$35,474	$32,573	$35,474	$32,573

(1)

	Three Month Period Ended December 31, 2014 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2013 ($ ‘000) (unaudited)	Year Ended December 31, 2014 ($ ‘000) (unaudited)	Year Ended December 31, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$23,107	$12,936	$171,661	$104,842
Net cash used in investing activities	$(54,033)	$(275,086)	$(123,272)	$(382,673)
Net cash (used in)/provided by financing activities	$(9,793)	$151,672	$15,760	$281,045